Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-156009) and related Prospectus of Newpark Resources, Inc. for the registration of 2,194,235 shares of its common stock and to the incorporation by reference therein of our report dated March 6, 2008 (except as to the classification of the U.S. Environmental Services business as continuing operations discussed in Note 2 as to which the date is March 6, 2009), with respect to the consolidated financial statements of Newpark Resources, Inc. at December 31, 2007, and for each of the two years in the period ended December 31, 2007, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Houston, Texas
March 6, 2009